ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

090401

Certificate of Correction

(PURSUANT TO NRS CHAPTERS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 AND 92A)

Filed in the office of	Document Number 20120406232-72
Ross Miller Secretary of State State of Nevada	Filing Date and Time 06/08/2012 9:40 AM
	Entity Number C4615-2000

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Correction

(Pursuant to NRS Chapters 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1. The name of the **entity** for which correction is being made:

NATURALNANO, INC.

2. Description of the original document for which correction is being made:

CERTIFICATE OF AMENDMENT FILED ON 5/9/2012

3. Filing date of the original document for which correction is being made: 5/9/2012

4. Description of the inaccuracy or defect:

The details of the stock split was inadvertently omitted.

5. Correction of the inaccuracy or defect:

Article 3. The share capital of the Corporation, as well as the issued and outstanding shares of common stock, shall be combined in the ratio of one (1) share of common stock for each seventeen (17) shares of common stock as of May 30, 2012. Accordingly, the 732,164,446 shares, par value $.001 per share, issued and outstanding as of May 30, 2012 shall be reduced to 43,068,498 shares of common stock, par value $.001 per share. The authorized shares of the Corporation prior to the reclassification is 5,000,000,000 par value $.001 per share, and ten million (10,000,000) shares of preferred stock, $.001 per share. As a result of the reverse stock split, the total number of shares of capital stock which the Corporation shall have authority to issue is

6. Signature:

X [signature]
Authorized Signature

PRESIDENT
Title *

Date

* If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manager or managing members; a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Three Hundred Four Million One hundred Seventeen Thousand and Six hundred Forty Seven (304,117,647) shares, which shall consist of (i) Two Hundred Ninety Four Million One Hundred Seventeen Thousand Six Hundred Forty Seven (294,117,647) shares of common stock, par value $.001 per share and (ii) Ten Million 10,000,000) shares of preferred stock, $.001 per share. No cash will be paid or distributed as a result of the aforementioned reverse stock split of the Corporation's Common Stock, and no fractional shares will be issued. All fractional shares, which would otherwise be required as a result of the stock split, will be rounded up to the nearest whole share.